NO ACT

DC
PE
2-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045134

Received SEC
APR 0 1 2008
Washington, DC 20549

April 1, 2008

William Kuntz, III
5275 Denise Dr
Dayton, OH 45429-1911

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/1/2008

Re: American Express Company
Incoming letter dated February 22, 2008

Dear Mr. Kuntz:

This is in response to your letter dated February 22, 2008 concerning the shareholder proposal you submitted to American Express. On December 21, 2007, we issued our response expressing our informal view that American Express could exclude the proposal from its proxy materials for its upcoming meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
APR 1 7 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonath O. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Carol V. Schwartz
Senior Assistant Secretary
American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

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Date: Fri, 22 Feb 2008 11:41:31 -0800 (PST)

From: "william kuntz" <kuntzwm1@yahoo.com>

Subject: AMERICAN EXPRESS

To: kuntzwm1@yahoo.com

E-Letter

to J A Ingram,Esq
SEC

Dear Sir:

I am a bit amused at how the SEC slam dunked my stockholder proposal. Did you not notice that the Amexco communication to the Commission was ex-parte? That my <u>cure letter</u> was never included?

Had I even been aware of this, I might have directed you to the correspondence being held in some file by a Mr Neri? on staff?

Further, as usual, the SEC is in the dark about just what the background on this is.

I enclose a copy of the Federal Reserve Bank Press Release about the Forfeiture Action against
the American Express Operation in Miami.

I think you would have to agree that $55 million is not a paltry sum and might give rise to a reasonable concern by a long standing stockholder. I note that American Express did not advise the Commission of my ownership.

I also enclose page 1 of the Deferred Prosecution Agreement as filed in US District Court. I also enclose a copy of the Financial Crimes Enforcement Network/Dept of the Treasury Release on this subject.

Taken as a whole, the Commissions response is just about as lame as when I<and others> came down years ago to view certain video tapes in the W.T.Grant Bankruptcy which had been impounded by the Commission and nobody there could find a machine to view them on. The tapes were conclusive proof that the Bank Claimants in Grant had taken security interests when the Debtor was insolvent.

I am also reminded of the last minute reversal
made in my proposal on the Exxon matter about 10 years ago which illustrated wholesale violations of the Fair Credit Billing Act by Exxon and GE Credit.

I thank you in advance,

William Kuntz, III

ps, i never got your papers so i am cc'ing the us post office

cc: American Express
US Post Office Dead Letters
as needed

Board of Governors of the Federal Reserve System

Joint Press Release

Board of Governors of the Federal Reserve System
Financial Crimes Enforcement Network

For immediate release **August 6, 2007**

Civil Money Penalties Assessed against American Express Bank International and American Express Travel Related Services Company, Inc.

The Board of Governors of the Federal Reserve System and the Financial Crimes Enforcement Network (FinCEN) on Monday announced that they have concurrently assessed $20 million in civil money penalties against American Express Bank International (AEBI) of Miami, Florida, for violations of the Bank Secrecy Act (BSA). In addition, FinCEN announced a separate $5 million civil money penalty against American Express Travel Related Services Company, Inc., a money services business, located in Salt Lake City, Utah, for its violations of the BSA.

The orders are part of coordinated actions with the U.S. Department of Justice, which is today announcing the execution of a deferred prosecution agreement with AEBI in connection with charges that the company failed to maintain an anti-money laundering program. AEBI will forfeit $55 million to the United States to settle the Department's forfeiture claims.

The payments to be made by the American Express entities under these actions total $65 million. FinCEN's total penalties of $25 million will be satisfied by a single $10 million payment to the U.S. Department of the Treasury, and the remaining $15 million satisfied by a portion of the $55 million forfeiture to the U.S. Department of Justice. The Federal Reserve Board's $20 million penalty will be deemed satisfied by the payments made by AEBI to the U.S. Department of Justice and FinCEN.

The Federal Reserve Board concurrently issued a Cease and Desist Order requiring AEBI to take certain corrective actions. AEBI and American Express Travel Related Services, without admitting any allegations, consented to the payment of the penalties and the issuance of the orders by the Federal Reserve Board and FinCEN.

The Federal Reserve Board based its assessment of a civil money penalty and issuance of a Cease and Desist Order on the failure of AEBI to establish and maintain an adequate anti-money laundering program. AEBI is an Edge Act corporation that offers traditional private banking services. The Federal Reserve Board determined that AEBI had significant breakdowns in carrying out its BSA compliance activities and, as a result, failed to establish and maintain procedures adequately designed to ensure and monitor AEBI's compliance with the BSA and related laws and regulations.

"Today's action by the Federal Reserve underscores the necessity for banking institutions to have anti-money laundering controls in place that are commensurate with the level of risk associated with their operations. Every banking organization should ensure that its risk-management practices are effective in mitigating the risks associated with its particular operations," said Roger T. Cole, director of the Federal Reserve Board's Division of Banking Supervision and Regulation.

FinCEN determined that AEBI repeatedly failed, over the course of several years, to adequately respond to certain supervisory findings with respect to the effectiveness of account monitoring controls to ensure compliance with the BSA. FinCEN also determined that AEBI failed to implement adequate internal controls, failed to conduct adequate independent testing, and failed to designate compliance personnel to ensure compliance with the BSA. AEBI operated in certain high-risk jurisdictions and business lines without commensurate systems and controls to detect and report money laundering and other suspicious activity in a timely manner, as well as manage the risks of money laundering, including the potential for illicit drug trafficking-based Black Market Peso Exchange transactions. FinCEN also determined that the money services business, a wholly-owned subsidiary of American Express Company, failed to file a significant number of suspicious activity reports in accordance with the BSA.

"These joint and concurrent actions serve as another example of collaboration by federal agencies to apply a consistent approach to Bank Secrecy Act enforcement," said FinCEN Director James H. Freis, Jr. "Enforcement actions, especially major enforcement actions, are rare and only applied when appropriate. It is a well-considered public policy choice to place BSA responsibilities on our financial institutions which serve as gatekeepers to the financial system. The information lost when a company fails in its obligations puts other companies, and the broader financial system, at risk."

Copies of the agencies' enforcement actions are attached.

Board of Governors enforcement action (674 KB PDF)

FinCEN enforcement action (3.4 MB PDF)

U.S. Department of Justice deferred prosecution agreement (1.1 MB PDF)

FINANCIAL CRIMES ENFORCEMENT NET
UNITED STATES DEPARTMENT OF THE TREASURY

To view or print the PDF content on this page, download the free Adobe® Acrobat® Re

Downloa

Joint Release

Board of Governors of the Federal Reserv
Financial Crimes Enforcement

For Immediate Release

Augı

Civil money penalties assessed against American E Bank International and American Express Travel R Services Company, Inc.

The Board of Governors of the Federal Reserve System and the Fina Enforcement Network (FinCEN) on Monday announced that they have assessed $20 million in civil money penalties against American E International (AEBI) of Miami, Florida for violations of the Bank Secrecy A addition, FinCEN announced a separate $5 million civil money pen American Express Travel Related Services Company, Inc., a money servic located in Salt Lake City, Utah, for its violations of the BSA.

The orders are part of coordinated actions with the U.S. Department of J is today announcing the execution of a deferred prosecution agreement connection with charges that the company failed to maintain an laundering program. AEBI will forfeit $55 million to the United States Department's forfeiture claims.

The payments to be made by the American Express entities under these $65 million. FinCEN's total penalties of $25 million will be satisfied by million payment to the U.S. Department of the Treasury, and the re million satisfied by a portion of the $55 million forfeiture to the U.S. De Justice. The Federal Reserve Board's $20 million penalty will be deemed the payments made by AEBI to the U.S. Department of Justice and FinCEN

The Federal Reserve Board concurrently issued a Cease and Desist Orc AEBI to take certain corrective actions. AEBI and American Express Tr Services, without admitting any allegations, consented to the payment of and the issuance of the orders by the Federal Reserve Board and FinCEN.

The Federal Reserve Board based its assessment of a civil money penalty of a Cease and Desist Order on the failure of AEBI to establish and adequate anti-money laundering program. AEBI is an Edge Act corporatio traditional private banking services. The Federal Reserve Board determin had significant breakdowns in carrying out its BSA compliance activitie result, failed to establish and maintain procedures adequately designed tc monitor AEBI's compliance with the BSA and related laws and regulations.

"Today's action by the Federal Reserve underscores the necessity institutions to have anti-money laundering controls in place that are co with the level of risk associated with their operations. Every banking should ensure that its risk-management practices are effective in mitigat associated with its particular operations," said Roger T. Cole, director of Reserve Board's Division of Banking Supervision and Regulation.

FinCEN determined that AEBI repeatedly failed, over the course of seve adequately respond to certain supervisory findings with respect to the eff account monitoring controls to ensure compliance with the BSA. determined that AEBI failed to implement adequate internal controls, faile adequate independent testing, and failed to designate compliance personr compliance with the BSA. AEBI operated in certain high-risk jurisdictions a lines without commensurate systems and controls to detect and re laundering and other suspicious activity in a timely manner, as well as risks of money laundering, including the potential for illicit drug trafficking Market Peso Exchange transactions. FinCEN also determined that the mo business, a wholly-owned subsidiary of American Express Company, fai significant number of suspicious activity reports in accordance with the BS.

"These joint and concurrent actions serve as another example of colla federal agencies to apply a consistent approach to Bank Secrecy Act er said FinCEN Director James H. Freis, Jr. "Enforcement actions, espe enforcement actions, are rare and only applied when appropriate. I considered public policy choice to place BSA responsibilities on c institutions which serve as gatekeepers to the financial system. The infc when a company fails in its obligations puts other companies, and financial system, at risk."

Copies of the agencies' enforcement actions are attached.

# # #

Attachments

U.S. Department of Justice
Press Release

Federal Reserve Board
Order of Assessment of a Civil Money Penalty

Financial Crimes Enforcement Network
Assessment of Civil Money Penalty

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UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF FLORIDA

UNITED STATES OF AMERICA,
Plaintiff,

v.

AMERICAN EXPRESS BANK INTERNATIONAL,

Defendant,

No. 07-20602-CR-ZLOCH/SNOW

DEFERRED PROSECUTION AGREEMENT

INFORMATION

THE UNITED STATES OF AMERICA, ACTING THROUGH ITS ATTORNEYS, CHARGES:

GENERAL ALLEGATIONS

At all times material to this Information:

1. Defendant AMERICAN EXPRESS BANK INTERNATIONAL is an Edge Act Corporation, headquartered in Miami, Florida.

2. Defendant AMERICAN EXPRESS BANK INTERNATIONAL is subject to oversight and regulation by the Board of Governors of the Federal Reserve, by and through the Federal Reserve Bank of Atlanta (Federal Reserve).

3. The Bank Secrecy Act ("BSA"), 31 U.S.C. § 5311 et seq., and its implementing regulations, which Congress enacted to address an increase in criminal money laundering activities utilizing financial institutions, require domestic banks, insured banks and other financial institutions to maintain programs designed to detect and report suspicious activity that might be indicative of money laundering and other financial crimes, and to maintain certain records and file reports related

END